                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                                  REXEL, INC.
                                 ------------
                               formerly known as
                               -----------------
                             WILLCOX & GIBBS, INC.
                             ---------------------
                               (Name of Issuer)

                                 Common Stock
                           par value $1.00 per share
                      ----------------------------------
                        (Title of Class of Securities)

                                   969207109
                              ------------------
                                (CUSIP Number)

                         Jean-Francois Carreras, Esq.
                       Arent Fox Kintner Plotkin & Kahn
                                 1675 Broadway
                              New York, NY 10019
                                (212) 484-3975
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 27, 1995
                       ---------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index: Page N/A
                              Page 1 of 18 Pages

                                 SCHEDULE 13D
                                AMENDMENT NO.5

CUSIP No. 969207109                                           Page 2 of 18 Pages

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

                                 PINAULT-PRINTEMPS-REDOUTE S.A.
                                 (Foreign entity - No number available)

2  Check the Appropriate Box if a Member of a Group*
                                                    a. [_]
                                                    b. [_]

3  SEC Use Only

4  Source of Funds*

          N/A

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6  Citizenship or Place of Organization

                                         FRANCE

                                      7  Sole Voting Power
 Number of                                      0
  Shares
Beneficially                          8  Shared Voting Power
 Owned By                                       11,308,781
   Each

Reporting                             9  Sole Dispositive Power
 Person                                         0
  With
                                     10  Shared Dispositive Power
                                                11,308,781

11 Aggregate Amount Beneficially Owned by Each Reporting Person
                                                11,308,781

12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [_]

13 Percent of Class Represented by Amount in Row (11)
                    46.90%

14 Type of Reporting Person*
                   CO

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                                AMENDMENT NO.5

CUSIP No. 969207109                                           Page 3 of 18 Pages

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

                                             REXEL S.A.
                              (Foreign entity - No number available)

2  Check the Appropriate Box if a Member of a Group*
                                                    a. [_]
                                                    b. [_]

3  SEC Use Only

4  Source of Funds*

            WC, BK

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6  Citizenship or Place of Organization

                                         FRANCE

                                      7  Sole Voting Power
 Number of                                      0
  Shares
Beneficially                          8  Shared Voting Power
 Owned By                                       11,308,781
   Each

Reporting                             9  Sole Dispositive Power
 Person                                         0
  With
                                     10  Shared Dispositive Power
                                                11,308,781

11 Aggregate Amount Beneficially Owned by Each Reporting Person
                                                11,308,781

12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [_]

13 Percent of Class Represented by Amount in Row (11)
                    46.90%

14 Type of Reporting Person*
                   CO

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                                AMENDMENT NO.5

CUSIP No. 969207109                                           Page 4 of 18 Pages

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

                  INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.
                                  64-0740911

2  Check the Appropriate Box if a Member of a Group*
                                                    a. [_]
                                                    b. [_]

3  SEC Use Only

4  Source of Funds*

          N/A

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6  Citizenship or Place of Organization

                                         NEW YORK

                                      7  Sole Voting Power
 Number of                                      0
  Shares
Beneficially                          8  Shared Voting Power
 Owned By                                       4,636,994
   Each
 Reporting
  Person                              9  Sole Dispositive Power
   With                                         0

                                      10 Shared Dispositive Power
                                                4,636,994

11 Aggregate Amount Beneficially Owned by Each Reporting Person
                                                4,636,994

12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [_]

13 Percent of Class Represented by Amount in Row (11)
                    19.23%

14 Type of Reporting Person*
                   CO

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 5 TO SCHEDULE 13D

     This Amendment No. 5 to Schedule 13D (the "Schedule 13D") is filed by Pinault-Printemps-Redoute S.A. ("PPR"), Rexel S.A. ("Rexel") and International Technical Distributors, Inc. ("ITD") with respect to the acquisition on the open market, on May 17, 1995, of 300,000 shares of the common stock, par value $1.00 per share (the "Common Stock"), of Rexel, Inc., formerly known as Willcox & Gibbs, Inc. (the "Issuer") by Rexel S.A. The amount of Common Stock so acquired constitutes approximately 1.25% of the issued and outstanding common stock of the Issuer. Each Reporting Person acknowledges responsibility with respect to the information provided as to such signatory, but assumes no responsibility with respect to the information provided as to any other signatory. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

     Item 2   Identity and Background.

     Item 2 of the Schedule 13D is hereby supplemented as follows:

     Schedule A, which sets forth, with respect to each executive officer and director of each SFP, Artemis, PPR, SAPRODIS, Rexel, FIDIN and ITD, such person's name, business address and principal employment, the name and address of any business corporation or other organization in which such employment is conducted and such person's citizenship, is hereby amended and restated as attached hereto.

     Item 3   Source and Amount of Funds/Other Consideration.

     Item 3 of the Schedule 13D is hereby supplemented as follows:

     On May 17, 1995, Rexel, through a series of open-market purchases, acquired 300,000 shares of Common Stock of the Issuer. Rexel paid total cumulative consideration of $2,362,500 cash for the shares of Common Stock of the Issuer so purchased, for an average purchase price of approximately $7.875 per share.
Such purchases were financed by Rexel's confirmed and unconfirmed lines of credit.

     Item 4   Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby supplemented as follows:

     Rexel acquired 300,000 additional shares of the Common Stock of the Issuer purchased on May 17, 1995 for investment purposes. This acquisition results in the beneficial ownership by Rexel of approximately 46.90% of the Total Voting Power (as such term is defined in the Investment Agreement) of the Issuer.

                              Page 5 of 18 Pages

     Item 5   Interest in Securities of Issuer.

     Items 5(a), (b) and (c) of the Schedule 13D are hereby supplemented as follows:

     As a result of its open-market acquisition on May 17, 1995 of 300,000 additional shares of the Common Stock of the Issuer, Rexel now directly holds 6,671,787 shares of the Common Stock of the Issuer, equal to approximately 27.67% of the number of shares of Common Stock of the Issuer currently issued and outstanding. ITD directly holds 4,636,994 shares of the Common Stock of the Issuer, equal to approximately 19.23% of the issued and outstanding shares of the Common Stock of the Issuer. PPR, by virtue of its control of Rexel, and through Rexel, ITD, may be deemed to be the indirect beneficial owner of 11,308,781 shares of the Common Stock of the Issuer, or approximately 46.90% of the issued and outstanding Common Stock of the Issuer. As a result of the relationship among PPR, Rexel and ITD, Rexel and ITD may be deemed to share power to vote or dispose of the shares of the Common Stock of the Issuer held directly by each of them with PPR. The Reporting Persons now collectively beneficially own 11,308,781 shares of the Common Stock of the Issuer, equal to approximately 46.90% of the number of shares of the Common Stock of the Issuer currently issued and outstanding.

                              Page 6 of 18 Pages

                                  SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Amendment No. 5 is true, complete and correct.

Dated:  June 12, 1995

                                               PINAULT-PRINTEMPS-REDOUTE S.A.

                                               By:   /s/ Pierre Blayau
                                                     Name: Pierre Blayau
                                                     Title: Chairman & CEO


                                               REXEL S.A.

                                               By:   /s/ Serge Weinberg
                                                     Name: Serge Weinberg
                                                     Title: President & CEO


                                               INTERNATIONAL TECHNICAL
                                               DISTRIBUTORS, INC.

                                               By:   /s/ Serge Weinberg
                                                     Name: Serge Weinberg
                                                     Title: President

                              Page 7 of 18 Pages

                                  SCHEDULE A

                          GENERAL PARTNERS OF S.C.A.
                              FINANCIERE PINAULT
                              ------------------


Name and Principal
Business Address
Citizenship                        Position


- ------------------------------------------------------------------------

Francois PINAULT                   Managing General Partner
c/o Artemis
Citizenship:  French

PINAULT TRUSTEE (S.A.R.L.)         General Partner
c/o Artemis
Citizenship
(Jurisdiction of Organization):    French

                              Page 8 of 18 Pages

                  DIRECTORS AND EXECUTIVE OFFICERS OF ARTEMIS S.A.
                  ------------------------------------------------

Name and Principal
Business Address
Citizenship                                       Position


- ------------------------------------------------------------------------

Francois PINAULT                                  President and CEO
c/o Artemis
Citizenship:  French

Patricia BARBIZET-DUSSART                         Director, General Manager
c/o Artemis                                       Assistant CEO
Citizenship:  French

Francois-Henri PINAULT                            Director, General Manager,
c/o Artemis                                       Assistant CEO
Citizenship:  French

Jean-Louis de ROUX                                Director
c/o Artemis
Citizenship:  French

John J. RYAN III                                  Director
c/o Artemis
Citizenship:  American

                              Page 9 of 18 Pages

              DIRECTORS AND EXECUTIVE OFFICERS OF SOCIETE ANONYME
                        PROFESSIONNELLE DE DISTRIBUTION
                        -------------------------------

Name and Principal
Business Address
Citizenship                               Position


- ------------------------------------------------------------------------

Elizabeth TEYSSIER                        Chairman and CEO
c/o PPR
Citizenship:  French

Michel LEMAIRE                            Director
Prodistri
c/o PPR
Citizenship:  French

Alain GUILLOT                             Director
Societe Financiere des Grands Magasins
c/o PPR
Citizenship:  French

Cecile de GUILLEBON                       Director
Societe Francaise d'Entrepots
c/o PPR
Citizenship:  French

                              Page 10 of 18 Pages

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                        PINAULT-PRINTEMPS-REDOUTE S.A.
                        ------------------------------

Name and Principal
Business Address
Citizenship                               Position

________________________________________________________________________

Pierre BLAYAU                             Chairman & CEO
c/o PPR
Citizenship:  French

Francois Jean-Henri PINAULT               Director
c/o PPR
Citizenship:  French

Jean-Claude SARAZIN                       Director
c/o PPR
Citizenship:  French

Jean-Claude TATE                          Director
c/o PPR
Citizenship:  French

Philippe VINDRY                           Director
c/o PPR
Citizenship:  French

Serge WEINBERG                            Director
c/o PPR
Citizenship:  French

Bernard YONCOURT                          Director
c/o PPR
Citizenship:  French


                              Page 11 of 18 Pages

                           BOARD OF SUPERVISORS/1/ OF
                        PINAULT-PRINTEMPS-REDOUTE S.A.
                        ------------------------------

Name and Principal
Business Address
Citizenship                               Position

________________________________________________________________________

Ambroise ROUX                             President
c/o PPR
Citizenship:  French

Francois PINAULT                          Vice-President
c/o PPR
Citizenship:  French

Patricia BARBIZET-DUSSART                 Supervisor
c/o PPR
Citizenship:  French

Gerard ESKENAZI                           Supervisor
c/o PPR
Citizenship:  French

Leopold JEORGER                           Supervisor
c/o PPR
Citizenship:  French

Daniel LEBEGUE                            Supervisor
c/o PPR
Citizenship:  French

Loik LE FLOCH-PRIGENT                     Supervisor
c/o PPR
Citizenship:  French


- -------------------------
/1/ Pursuant to the French statute governing corporations, "supervisors" have responsibility for appointing the directors and for overseeing the actions of the board of directors, but do not have responsibility for the conduct of the corporation's business.

                              Page 12 of 18 Pages

Jean POLLET                               Supervisor
c/o PPR
Citizenship:  French

Patrick POLLET                            Supervisor
c/o PPR
Citizenship:  French

Alain MINC                                Supervisor
c/o PPR
Citizenship:  French

Bruno ROGER                               Supervisor
c/o PPR
Citizenship:  French

Francois SIMONNET                         Supervisor
c/o PPR
Citizenship:  French

Jean Yves DURANCE                         Supervisor
Credit Lyonnais Investissement
c/o PPR
Citizenship:  French


                             Page 13 of 18 Pages

                               ADVISORY BOARD OF
                       PINAULT-PRINTEMPS-REDOUTE S.A./2/
                       ---------------------------------



Name and Principal
Business Address
Citizenship                               Position

________________________________________________________________________

Leon CLIGMAN                              Advisor
c/o PPR
Citizenship:  French

Jean Paul AMIEL                           Advisor
Credit Lyonnais
c/o PPR
Citizenship:  French

Jean LOYRETTE                             Advisor
c/o PPR
Citizenship:  French

Jean-Philippe HOTTINGER                   Advisor
c/o PPR
Citizenship:  French

Jean-Louis de ROUX                        Advisor
c/o PPR
Citizenship:  French



- -------------------------
/2/ Under the French statute governing corporations, "advisors" ("censeurs") are entitled to attend, and render advice at, the meeting of a firm's board of directors or supervisory board, but have no voting rights.


                              Page 14 of 18 Pages

                            DIRECTORS AND EXECUTIVE
                            OFFICERS OF REXEL S.A.
                            ----------------------

Name and Principal
Business Address
Citizenship                               Position

________________________________________________________________________

Serge WEINGERG                            Chairman & CEO
c/o Rexel
Citizenship:  French

Claude SCHOESETTERS                       Director, General Manager
c/o Rexel                                 Assistant CEO
Citizenship:  French

Daniel SANDLER                            General Manager (non-director)
c/o Rexel                                 Assistant CEO
Citizenship:  French

Patricia BARBIZET-DUSSART                 Director
c/o Rexel
Citizenship:  French

Pierre BLAYAU                             Director
c/o Rexel
Citizenship:  French

Bernard CLERC                             Director
c/o Rexel                                 Honorary Chairman
Citizenship:  French

Jean-Charles NAOURI                       Director
c/o Rexel
Citizenship:  French

Francois PINAULT                          Director
c/o Rexel
Citizenship:  French

Francois Jean-Henri PINAULT               Director
c/o Rexel
Citizenship:  French


                              Page 15 of 18 Pages

Jean-Louis de ROUX                        Director
c/o Rexel
Citizenship:  French

Jeannine WOOD                             Director
c/o Rexel
Citizenship:  Canadian

Bernard YONCOURT                          Director
c/o Rexel
Citizenship:  French


                              Page 16 of 18 Pages

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                  INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.
                  ------------------------------------------

Name and Principal
Business Address
Citizenship                               Position

________________________________________________________________________

Serge WEINBERG                            Chairman & CEO
c/o ITD
Citizenship:  French

Robert M. MERSON                          Vice-President
c/o ITD
Citizenship:  American

Alain VIRY                                Treasurer
c/o ITD
Citizenship:  French


                              Page 17 of 18 Pages

                  DIRECTORS AND EXECUTIVE OFFICERS OF SOCIETE
                   FINANCIERE DE DISTRIBUTION ET DE NEGOCE -
              FIDIN (ex GEFIP) 18, Rue de TROYON, SEVRES, FRANCE
              --------------------------------------------------

Francois Jean Henri PINAULT               Chairman and CEO
c/o FIDIN
Citizenship:  French

Patricia BARBIZET                         Director
c/o FIDIN
Citizenship:  French

Laurence FOURNET                          Director
c/o FIDIN
Citizenship:  French

Bernard YONCOURT                          Director
SA SAPARDIS
c/o FIDIN
Citizenship:  French

Jean-Francois PALUS                       General Manager
c/o FIDIN                                 (non-director)
Citizenship:  French


                              Page 18 of 18 Pages